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SECURITIES `04004823` SION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 50269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Partners, L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Union Avenue

(No. and Street)

Cresskill   NJ   07626

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald Post   201-871-0866

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

757 Third Avenue   New York   NY   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Gerald Post_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Alpine Partners, L.P._____ , as of __December 31_____ , 20 _03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

This statement of financial condition
should be deemed
public pursuant to subparagraph (e) (3)
of Rule 17a-5

ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2003

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The General Partner and Limited Partners
Alpine Partners, L.P.:

We have audited the accompanying statement of financial condition of Alpine Partners, L.P. (a New Jersey limited partnership), as of December 31, 2003. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpine Partners, L.P., as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004



ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	5,605,682
Deposits with clearing organizations		252,093
Securities owned, at market value (notes 4 and 7)		152,553,340
Investments, at fair value		13,429,639
Receivables from brokers, dealers, and clearing organizations (notes 6 and 7)		224,522,706
Dividends and interest receivable		441,770
Other assets		2,667
	$	396,807,897

Liabilities and Partnership Capital

Liabilities:		
Securities sold, not yet purchased, at market value (notes 4 and 7)	$	100,762,865
Payables to brokers and dealers (notes 6 and 7)		150,606,770
Payable to affiliates (note 3)		411,914
Accounts payable, accrued expenses, and other liabilities		49,950
Dividends and interest payable		139,697
Total liabilities		251,971,196
Partnership capital:		
General partner		2,148
Limited partners		144,834,553
Total partnership capital (note 8)		144,836,701
	$	396,807,897

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Alpine Partners, L.P. (the Partnership) is a limited partnership organized under the laws of New Jersey. The Partnership commenced operations on January 1, 1998. The general partner (Eckert Corp.) is a corporation whose sole shareholder is also a limited partner.

The Partnership trades securities, convertible debt, options, and futures contracts for its own account. These trading activities are primarily related to deal arbitrage.

The Partnership is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Partnership has entered into a joint back-office agreement with Bear Stearns Securities Corp. to facilitate certain of its trading activities.

(2) Significant Accounting Policies

Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible debt, open futures contracts and options are valued at market value. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at fair value as determined by the general partner.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates.

Cash Equivalents

The Partnership considers short-term investments with maturities of less than three months to be cash equivalents.

Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying statement of financial condition. As a New Jersey limited partnership, Alpine is subject to a minimal New Jersey tax filing fee.

Preparation of a Statement of Financial Condition

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Transactions with Related Parties

The Partnership is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

ALPINE PARTNERS, L.P.

Notes to Statement of Financial Condition

December 31, 2003

An agreement exists between the Partnership and an affiliate of the Partnership's general partner. This affiliate (the trading advisor) provides research assistance and advice in connection with deal arbitrage transactions and participates in trading decisions for the Partnership in return for a management fee. The trading advisor is also engaged as trading advisor for three other entities in a business similar to the Partnership's. Similar trading strategies may be employed by the trading advisor for the three other entities. The Partnership does not execute trading transactions with the other entities. The management fee, which is included in the accompanying statement of income, is determined monthly and is limited to a maximum of 0.2% of the Partnership's average capital balance during such month.

An agreement exists between the Partnership and another affiliate of the Partnership's general partner. This affiliate (the administrative affiliate) performs administrative, back-office operations, trade executions, and other personnel services for, and furnishes office space, to the Partnership. The Partnership shares services provided by the administrative affiliate with three other entities engaged in a business similar to the Partnership's.

The Partnership lends cash to, and borrows cash from, certain affiliates for which the Partnership collects, or pays interest monthly on unsettled balances. All such loans are unsecured. Balances due as of year December 31, 2003 are as follows:

	Balance December 31, 2003
Due to (from):	
Trading advisor	$ 153,206
Administrative affiliate	37,594
Sole shareholder of general partner	4,167
Alpine Associates, a Limited Partnership	161,304
Alpine Associates Offshore Fund, Ltd.	12,680
Palisades Partners, L.P.	42,963
	$ 411,914

4

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and arbitrage securities at quoted market values and are as follows:

		Securities owned	Securities sold, not yet purchased
Equities	$	305,691,388	256,340,080
Short against the box		(155,577,215)	(155,577,215)
Convertible Bonds		2,439,167	—
	$	152,553,340	100,762,865

Short against the box represents securities sold, not yet purchased, for which the Partnership has a corresponding securities-owned position.

(5) Short-Term Bank Loans

Short-term bank loans bear interest at variable rates based on the federal funds rate. The loans are fully collateralized by marketable securities owned by the Partnership. As of December 31, 2003 there were no short-term bank loans outstanding.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2003, receivables from and payables to brokers and dealers included approximately $216.7 million of securities borrowed and approximately $144.3 million of securities loaned, respectively.

Securities borrowed and securities loaned include approximately $93.5 million of securities borrowed which have been reloaned to other counterparties.

(7) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve execution, settlement and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose the Partnership to counterparty risk. Such counterparties represent principally major brokerage institutions. The Partnership monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

The Partnership may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Partnership monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Statement of Financial Accounting Standards (SFAS) No. 138, *Accounting For Certain Derivative Instruments and Certain Hedging Activities*, an amendment of SFAS No. 133, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the statement of financial

condition as either an asset or liability measured at its fair value. SFAS No. 138 requires that changes in the derivative instrument's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of income, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Partnership enters into exchange-traded stock index futures and stock option positions to hedge its arbitrage trading positions. The Partnership will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. The Partnership also enters into certain swap contracts for purposes other than hedging. The following notional amounts of these derivatives as of December 31, 2003 are not reflected on the statement of financial condition but are indicators of volume of transactions.

Swaps	$ 19,004,800

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Partnership to deposit cash with the lender. With respect to securities loaned, the Partnership receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2003, the Partnership has received securities with a market value of $209.9 million related to its securities borrowed transactions. As of December 31, 2003, the Partnership has pledged securities with a market value of $141.5 million related to its securities loaned transactions.

(8) **Net Capital**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2003, the Partnership's net capital was $94,235,100, which was $93,985,100 in excess of regulatory requirements. Capital may not be withdrawn from the Partnership to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp. and Credit Suisse First Boston, LLC (collectively, "the Brokers") (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(9) **Fair Value of Financial Instruments**

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relatively short-term nature.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5

The General Partner and Limited Partners
Alpine Partners, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Alpine Partners, L.P. (the Partnership) for the year ended December 31, 2003, we considered the Partnership's internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures followed by the Partnership that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons,

2.   Recordation of differences required by rule 17a-13, and

3   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The General Partner is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than the specified parties.

KPMG LLP

February 20, 2004